PROSPECTUS SUPPLEMENT
                        (To Prospectus dated May 8, 2002)

                                 327,586 Shares

                                ACTIVISION, INC.

                                  Common Stock

                          ----------------------------


     The stockholders of Activision, Inc. listed in this prospectus supplement under the section entitled "Selling Stockholders" are offering and selling up to 32,759 shares of Activision's common stock under this prospectus.

     All of the Selling Stockholders acquired their shares of Activision common stock in connection with Activision's acquisition on March 26, 2002 of Shaba Games LLC, a California based console software development company. The Selling Stockholders were all members of Shaba. This prospectus supplement reflects the release of certain shares of Activision common stock which had been held in escrow in order to ensure that the representations, warranties and covenants made by certain of the Selling Stockholders were not breached and to provide a source of indemnification.

     Activision will not receive any of the proceeds from the sale of shares being offered by the Selling Stockholders.

     Activision's common stock is traded on the Nasdaq National Market under the symbol "ATVI." The last reported sale price for the common stock on April 2, 2003 was $14.60 per share.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by Activision. Normal brokerage commissions, discounts and fees will be payable by the Selling Stockholders.

     Activision's principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, telephone number (310) 255-2000.

     For  a  discussion  of  certain   matters  that  should  be  considered  by
prospective investors, see "Risk Factors" starting on page 2 of the Prospectus dated May 8, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock offered or sold under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

            The date of this Prospectus Supplement is April 3, 2003.

                              SELLING STOCKHOLDERS

     The following table reflects the beneficial ownership by the Selling Stockholders of an additional 32,759 shares of Activision common stock which are being released from escrow as described below. This table supplements and must be read in conjunction with the table set forth in the Prospectus dated May 8, 2002.



   Name of Selling Stockholder      Number of Additional Shares of Common Stock
   ---------------------------      -------------------------------------------

Christopher Scholz                                 3,276

Zachary Krefting                                   3,276

Richard D'Alosisio                                 3,276

Tom Teuscher                                       3,276

Scott Werner                                       3,276

Gerald T. O'Neil                                   3,276

Scholz Family Trust                                13,103

Total                                              32,759


     Activision entered into an agreement and plan of merger (the "Merger Agreement") with Activision Publishing, Inc., Shaba Acquisition, Inc., Shaba Games LLC and the Selling Stockholders. The transaction contemplated by the Merger Agreement was consummated on March 26, 2002.

     Pursuant to a warranty escrow agreement an aggregate of 32,759 shares of common stock, or approximately 10% of the total number of shares of Activision common stock issued in connection with the merger, were deposited in an escrow account in connection with the transaction (the "Escrow Shares"). The Escrow Shares were deposited in order to ensure that the representations, warranties and covenants by the Selling Stockholders under the Merger Agreement were not breached and in order to provide a source of indemnification to Activision pursuant to the Merger Agreement. The Escrow Shares are subject to release from escrow upon the expiration of the escrow period set forth in the escrow agreement and are to be issued to the Selling Stockholders to the extent not used for indemnification. In addition, an aggregate amount of 68,965 shares of common stock, or approximately 21.05% of the total number of shares of Activision common stock issued in connection with the merger, have been deposited in an escrow account (the "Product Escrow Shares"). The Product Escrow

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Shares  are  subject  to  release  from  escrow  and  issuance  to  the  Selling
Stockholders upon fulfillment of certain software program delivery and ranking requirements and certain revenue requirements.

     This prospectus supplement reflects the release from escrow of all of the Escrow Shares as a result of the expiration of the escrow period. We will issue additional prospectus supplements that reflect any future issuances of the Product Escrow Shares.

     Prior to the acquisition of Shaba by Activision, Shaba was a party to various development agreements with Activision. Other than such contracts and the fact that the Selling Stockholders were members of Shaba, which became a wholly owned subsidiary of Activision on March 26, 2002 pursuant to the Merger Agreement, none of the Selling Stockholders listed above have had a material relationship with Activision within the past three years.

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